2025 REPORT

THE ELEPHANT IN THE ROOM film


the
Elephant
in the Room

LETTER

Dear investors,

It's been wonderful to start to screen the film for audiences and to hear and read their positive reactions to it. We truly believe we have made an excellent film that moves people, makes them laugh, and engages them on a very relevant current topic in a valuable and disarming way. Thank you so much for your belief in the project and all you've done to support it being produced at a very high level. It's not the easiest environment for independent films and film in general right now to find audiences outside subscription streamers like Netflix, which have been moving away from licensing them for their services. We appreciate you hanging in there as we do everything in our power to promote its ongoing release.

We need your help!

Watch the film if you haven't and share its availability and what you like about it with others. It really is a word of mouth process, getting people to take the time to screen it (for a modest rental fee on Amazon, Apple or Google Play, or free on services like Tubi) and to hopefully rate it on IMDB, Amazon or Rotten Tomatoes. A grassroots groundswell of interest and liking of the film can activate the algorithms on the digital platforms to make more people aware of it.

Sincerely,

Erik Bork

Writer-Director-Producer

How did we do this year?

REPORT CARD

B+

☺ The Good

We completed the film and are very happy with how it turned out and reactions from people who have seen it, including reviews.

The film is available on multiple digital platforms in the US and Canada, and deals are being made for distribution beyond that.

Colleges and non-profits have begun booking the film for screenings, leading to very engaged discussions about polarization.

☹ The Bad

We would have loved a bigger response to our initial publicity efforts, though we did get some good press and interviews.

First numbers and royalties from the digital release have not come in yet. It takes patience as everyone says "it's a marathon."

Certain costs have been higher than anticipated but we raised enough to cover them. But with not a lot left over for more marketing.

2025 At a Glance

January 1 to December 31



$10,850 [53%]
Revenue



-$34,133
Net Loss



$0
Short Term Debt



$195,941
Raised in 2025





$7,529

Cash on Hand
As of 02/22/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$23,300

$10,850

-$50,344

-$34,133

2024   2025

Net Margin: -315%   Gross Margin: 0%   Return on Assets: -505%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Cornteen_Independent_CPA_Review_Report_2022_and_2023_.pdf

📄 Cornteen_LLC_GAAP_financials_2024-2025.pdf

We  Our 141 Investors

Thank You For Believing In Us

Cody Heisinger	Steven Clark	Andre Harrell	Nina Rossetti	Nathaniel Adams Jr	BENJAMIN STARK
Douglas B. Jordan	Patrick Magoon	David Walsh	Alan Jacobson	Scott MacFarland	Sheryl Robinson-...
Chris Grill	Raphaelle Tamura	Cindy Herndon	Krystal Lim	Lokesh Bhatia	Natasha Loghmanpour
Cherie Deeds	Connie Sullivan	John Charter	Kathy Ramsey	John Varner	Susan Purcell
James Mellon	Gordon David Durich	Jim Dubensky	Vikrant Rathore	Rylee Perez	Vito Malyar
Le Ann Holsapple	Kathleen Walsh-Shell	Neal W Turnage	Tim Soerens	Leslie Milosevich	Gabriel R.
Travis Cayaffa	Chinedu Ogbonna	Rick Hasenauer	Heather Cook	Dave Sidley	Perry Hilburn
Motti Shulman	Michael Duff	Ritesh Gudla	Deron Watson Jr	Barry Fleishman	Randall Billington
Terry Fife	Laura Grisolano	Julie Spears	M Nathan Robinson	Susan Flood	Mary Peterson
Armando Crescenzi	Mark Kelton	Douglas M Chesler	Jeffrey Ronay	Jesse Thompson	Russell Dowe
Danny Mathis	Max Life	Phillip Hogan Jr	Tom Townsend	Mark Matthiesen	Suzanne Clem
Aaron Wise	Diane Wright	Michele Yasuda	Elizabeth A Fernandez	Candace Clark	Maureen Muldoon
John Opdycke	Aimee Shapiro	Zach McNees	David Kiersznowski	Kiprian Tatusko	Kimberle Coy
Aiden Barr	Devrice Brown	Juliet Vedral	Rebecca Eby	Doug Ittner	Craig Throne
Keith Stringer	Martin Schrick	Kelly A MITCHELL	David Walton	Ethan Kunar	Andrew Lee...
Mark Sorrentino	James Donovan	Jonathan Hendrickson	Yvette Petersen	Chuck Garrett	Tacy Byham
Ivan Schwarz	Tony Li	Tess Brown	Stewart And Kelly...	Lisa Lucas	Kimberle Coy
Robbie Cannon	Ashley Meyers	Jason DeVinney	Nancy Erickson	Aakash Jain	Narelle Mackenzie C...
Netanel Polonsky	Jason Altmire	Jason Trebilcock	Paul Mann	Thomas Romandi	Alejandro Fernandez
Tara Kattan	Raul Ramos	Paul Babb	John Studenka	Ali Abboud	Catherine Owens
Danielle Fiorello	Mandi Hart	Laurie Jeffers	Emanuel Nisan	Joseph Miranda	David Kauffman
David Shephard	Tammy Onedera				

Thank You!

From the THE ELEPHANT IN THE ROOM film Team



Erik Bork ⊠ **in**

Writer-Director-Producer

Writer-Director-Producer

Two-time Emmy and Golden Globe-winning writer-producer of HBO's BAND OF BROTHERS and FROM THE EARTH TO THE MOON. In his lengthy screenwriting career, Erik's...



Ross McCall ⊠

Co-Producer

Ross served as a producer on three under-$500,000 independent films in the last six years, and directed his first...



Hadley Hillel ⊠ in

Co-Producer

Director-producer of over 20 short films that have been shown in 55 national and international film festivals, and...



Cole Pisano

Director of Photography

A Director of Photography and Lighting Designer based in Los Angeles, Cole has worked on countless feature films,...



Alexander Taylor ⊠ in

Composer

Alexander serves as lead composer for Wonder Media, an animation company founded by RUGRATS co-creator Terry...

Details

The Board of Directors

Director	Occupation	Joined
Erik Bork	Screenwriting consultant @ Funclub Unlimited	2020

Officers

Officer	Title	Joined
Erik Bork	Managing Director	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Funclub Unlimited (100% owned by Erik Bork)	Membership Interests	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2023	$2,446		Section 4(a)(2)
04/2025	$195,941		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

The company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

that they will be successful in these efforts.

In order to prosper, the success of the company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Erik Bork is a part-time officer, and there are zero full time officers in the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment which should be carefully considered by each prospective investor to determine whether an investment is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company/project.

Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the picture itself. Although some of these problems may be covered by company's insurance for the picture, significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Indemnification – under certain circumstances the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. Should the company be unsuccessful in raising those funds, it may have difficulty completing the movie. In addition, it is anticipated that raising additional funds will result in additional dilution of each investor's investment.

Manager's conflicts of interest – the manager is not required to render exclusive services in connection with the picture or the company. The manager, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the manager, the production team and the talent may organize companies that are similar to the company in the future. The manager may be a principal in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the manager's, the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the manager may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Dependence on key personnel – the company's future success depends, in significant part, upon the continued service of the individuals that constitute the production team and the managers' advisors. Neither the company nor the managers maintains key personal life insurance for any team member or employee. Furthermore, the company's and the managers' success is dependent on the ability of the company and the managers to attract top talent, both within the production team and the cast of the picture, which cannot be guaranteed. The company's and the managers' inability to attract such talent or the loss of the services of one or more members of the production team could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture. Additionally, the company may elect to forego the purchase of a completion bond or other types of production-related insurance for the picture, resulting in certain losses relating to any of the picture's key personnel, equipment, locations and/or film footage being uninsured which could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time. Also, with the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

The creation of a film is tied to external forces and events outside of the control of the company. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Such forces and events could include, but are not limited to, weather, terrorist attacks, and labor issues. There is no assurance that labor difficulties affecting production will not arise, including but not limited to union strikes. If such labor difficulties arise, film production and, hence, return to investing members could be delayed or diminished.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

The company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, and will do due diligence in hiring processes to ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own. If it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty. Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

Foreign distribution of a motion picture (i.e. outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations such that investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Commercial success – the picture's success is primarily dependent on audience acceptance of the picture, which is extremely difficult to predict and, therefore, inherently risky. Many films are produced each year and never released. Many films are released each year, which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have therefore become increasingly important. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. Neither the managers nor the company can predict the economic success of the picture because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Neither the managers nor the company can assure investors that the picture will generate enough revenue to offset its distribution and marketing costs, leading to a return on investment.

Industry/Technology changes – Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and VOD is clear, technology shifts may complicate or delay distribution. Neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure investors that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD's, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels, the company's business, operations or financial condition could be materially adversely affected.

Payment of future distributions and the amounts thereof will be dependent upon the company' earnings, financial requirements, and other factors. No assurances can be given that the company will operate profitably or declare and pay any future distributions. Any future return on investment to investors will depend upon successful operation of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the film could earn money in the marketplace, it is possible that revenue could not reach The company as a result of a third party claiming bankruptcy or refusal to pay.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds. Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers such a sale would be in the best interest of the company. In addition, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers places a greater emphasis on the skills and judgment of the managers and the managers' advisors and therefore makes it imperative that prospective investors carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive product in theatrical and other markets, but there are no guarantees that the film will be successful in the market.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company/film.

Reliance on management – except as set forth in this agreement, decisions with respect to the management of company will be made by its manager in the manager's sole discretion. The success of the picture will largely depend on the quality of the management of the company. The manager, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the manager believes that the manager have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the manager will perform adequately or that the company's operations will be successful. Investors will receive an economic interest in the project via revenue sharing, but shall not be participants in the management or the operations of the manager, the company or the picture. Accordingly, except as otherwise set forth in this agreement, an investor will have no right to vote on, or to veto actions of the manager, will have no creative control, and manager-approved actions may be approved despite the investor's dissent from such actions. Neither the company, the manager nor any of the manager's advisors have managed or produced a feature film previously, and no assurance can be had that their efforts will be successful for the picture.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any

issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is

Company to redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common Units that take into account factors such as the following:

unrelated third party valuations of our common Units;
the price at which we sell other securities, such as convertible debt or preferred Units, in light of the rights, preferences and privileges of our those securities relative to those of our common Units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common Units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Cornteen LLC

California Limited Liability Company
Organized July 2020
0 employees
330 E. 71st Street Apt. 5E
New York NY 10021 https://comingtogethermovie.com

Business Description

Refer to the THE ELEPHANT IN THE ROOM film profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

THE ELEPHANT IN THE ROOM film is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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